THE LAW OFFICE OF JILLIAN SIDOTI

PO BOX 890334 Temecula, CA 92589 (323) 799-1342 (951) 224-6675 www.jilliansidoti.com

April 26, 2011

Tom Kluck
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re: Acquisition Capital Group, Inc.
Amendment No.1 to Registration Statement on Form S-11
Filed April 28, 2010
File No. 333-165134

Dear Mr. Kluck,

Please see the answers to your comments, below.

1.
We note your response to comment 1 of our comment letter dated November 4, 2010 and re-issue the comment in part Please include a comparison in percentages of the securities being offered to the public and those issued or to be issued to affiliated persons. In this regard, we note that you had issued to your officers and directors 1,000,000 shares of restricted common stock in exchange for $2,000. Refer to Item 3(b) of Form S-11 for guidance.

We have added the following:

We currently have 5,000,000 shares outstanding. Our current shareholders, which are are officers and directors, will own 76.92% of all the outstanding shares once all of the shares in this Offering are sold. Our officers and directors currently own 100% of all the outstanding shares. Our officers and directors paid $2,000 a piece, for a total of $10,000, for the shares they hold.

2.	We note that you intend to use the capital raised in this offering to, among others, purchase properties for less than fair market value. Please clarify elsewhere in the

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 26, 2011

3.
prospectus, such as the business section, how you intend to determine the fair market value of these properties. Additionally, please tell us what consideration you have given to identifying an independent valuation expert.

We have added the following information:

The capital raise in the offering would be partially used as allocated under the heading of professional fees paid to identify, obtain and resell properties for what was then (at time of loan origination 1-6 years ago) fair market value.  Management believes that the values of properties have since dropped based on various market conditions due greatly to economic conditions impacting the location of where the target property may be located. Management believes today's fair market value in our target markets are less than what is owed on the target parcel in order to qualify as a subject target acquisition. Please see “Description of Business” Section for more information on valuation.

4.
We note your statement, ".., there must be a comfortable cash flow which the Officers are comfortable with." Please expand your disclosure elsewhere in the prospectus, as appropriate, to indicate what "comfortable cash flow" means and what threshold will indicate the Officers' "comfort" level.

The following information has been added:

Management’s statement of comfortable cash flow relates to meeting internal policy guidelines as set forth in our Investment Policies on page 25.  For example, in income producing properties, the debt service coverage ratio (DSCR) needs to be equal to or greater than 1.25.  In other words, management feels comfortable in pursuing a target property when the property generates a minimum cash flow of $1.25 for each $1.00 of secured debt, so as to comfortably afford the acquisition, continued maintenance of the property and other expenses associated with each individual property. It is the same concept that banks employ to 'feel comfortable' in lending to borrowers unless the property can sufficiently carry itself profitably.

Description of Business, page 25 Investment Policies, page 25

4,
Please revise your disclosure in the use of proceeds section to indicate the approximate amount or percentages of net proceeds you intend to use for each of the types of properties you intend to invest in.

We have added the following:

With the initial raise, our focus will be on making a single purchase of an apartment complex or self storage facility, which will bring in cash flow to the company. As we raise further funds, we anticipate our investment breakdown by property type to be based on the then current market conditions and opportunities available to us. Currently, our plan is to invest 40% into apartment complexes, 40% into self storage facilities, 20% into mobile home parks. This may change at any given time based upon current market trends and opportunities with a majority vote of the BOD.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 26, 2011

5.
Please revise your disclosure to specify how the risks you indicated on page 26 apply to each of the property type you may acquire.

We have expanded this section to read as follows in order to comply with this comment:

Stable/Performing Assets:

Assets that may be purchased as current cash flowing properties that have a low vacancy rate (defined as less than 15% vacancy) will be purchased at a capitalization rate at least 8% and that may have a debt service coverage ratio that exceeds 1.250. This means that we will only seek out properties that we believe will have enough net operating income that it will cover the debt service by 130%.

It is expected by the Management that these properties will be the easiest to finance. We expect these assets to have sufficient monthly cash flow to cover all property expenses including monthly mortgage payment, property expenses, utilities, management costs, taxes, and other costs. We may, however, run into unforeseen circumstances such as a downturn in local economic conditions and adverse property conditions. We may also inadequately project rental potential for such properties and marketability of an individual property.

Non-performing assets:
Those assets that we identify as “non-performing assets” are those properties that have little cash flow but have potential for great value increases so long as we add value in terms of rehab or management to the property.  We will seek properties with capitalization rates of no less than 8% capitalization upon stabilization. Capitalization Rate is defined as the ratio between the net operating income produced by an asset and its capital cost (the original price paid to buy the asset) or its current market value. It is calculated by dividing the net operating income by the purchase price of the property. We plan to “stabilize” distressed properties or non-performing assets by adding value through new management, rehab and repositioning through marketing. We will consider a property stabilized upon the completion of rehab and the entry of new tenants with 85% occupancy for three (3) consecutive months.

We believe that the company would be able to successfully purchase both types of properties as the Company can add value to non-performing assets to turn them into cash flowing properties.

These properties, however, may be difficult to finance with traditional bank financing. They may also be difficult to insure, rehab, and rent. These properties have a greater risk factor than those properties considered “stable.” We will most likely need to finance these properties with cash as opposed to traditional financing. Therefore, we may not be able to purchase such properties immediately.

Quick turnover properties:
We may seek out properties that we can “flip” or purchase and sell in less than a year. We will only seek out properties which we believe we can resell for no less than a 10% gross margin.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 26, 2011

Of these, we look to acquire any of the following types of properties in the Southern and Eastern United States:

A.   Multifamily Units

•	Positive cash flow of a minimum of 8.5% CAP rate (CAP Rate = ratio of the relationship between the net operating income and the sale price)
•	Debt service ratio of 1.250 (Debt Service Ratio = total of all debt on the property in relation to its total income. i.e. for every $1 of debt , we will require $1.250 of income to cover that debt.)
•	Metropolitan Statistic Area (MSA) of 100,000 people or more

B.  Self-Storage

•	Debt service ratio of 1.250 (Debt Service Ratio = total of all debt on the property in relation to its total income. i.e. for every $1 of debt , we will require $1.250 of income to cover that debt.)

C. Mobile Home Parks

•	Parks that could have additional expansion possibilities and/or upgraded management.
•	Debt service ratio of 1.250 (Debt Service Ratio = total of all debt on the property in relation to its total income. i.e. for every $1 of debt , we will require $1.250 of income to cover that debt.)

Risks:  Economic downturn, massive layoffs, or corporate downsizing.  This is why we want to be near a metropolitan area with a well diversified workforce.

For financing purposes, commercial property such as Mobile Home Parks, Self Storage units, as well as multi-family housing of 5 units or more will be primarily purchased following Fannie Mae, Freddie Mac, or HUD industry guidelines for 5 or more units. Underwriting requirements under these guidelines may include:

•
The capacity of the borrower, or income from the underlying property, to adequately service principal and interest on the debt. Typically, banks will establish minimum "debt service coverage" ratios _ the number of times net operating income will cover annual debt service. While minimum ratio requirements will vary between banks and by type of project, they usually fall within the range of 1.05 to 1.5.

•	The value of the mortgaged property.
•	The overall creditworthiness of the borrower, including the demands of supporting other projects.
•	The "hard equity," in the form of cash or unencumbered equity in the property that is required to be invested by the borrower.
•	Whether, and to what extent, the bank will give any credit for appreciation in the value of previously purchased land for purposes of its minimum equity requirements.
•	Any secondary sources of repayment.
•	Any additional collateral or credit enhancements (such as guarantees, mortgage insurance, or take-out commitments).

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 26, 2011

The Company does not currently have any lending relationships in place.

Our risk factors may apply to cash flow in the following manor:

For example, for our future multifamily investments, in order to realize sufficient cash flow, we will need to rent individual units at a monthly rate that exceeds the monthly cost of management fees, mortgage payments, utilities, taxes, and other costs. We will also need to be able to actual collect such rents.

For self storage facilities, we will need to rent enough individual storage units at a gross monthly rate that exceeds the monthly cost of management fees, mortgage payments, utilities, taxes and other costs. The inability to collect such rents may also affect our cash flow.

Cash flow at a potential mobile home park could be derived from two sources: the individual sale of actual units and the rental cash flow of the land on which the individual homes sit. This cash flow must also exceed the monthly costs of management fees, mortgage payments, utilities, taxes, and other costs. The inability to sell enough units and collect land rental income on a monthly basis could adversely affect cash flow.

Management's Discussion and Analysis of Financial Condition, page 31

Results of Operations

6.
Please expand your disclosure to indicate what the "seminars and education" were for.

The seminars and education were for ongoing real estate investment education so that Management is apprised of the trends and market conditions of the real estate market and industry.  It is Management’s intent to have a continued commitment to understanding market demographic trends and the conditions that impact those trends through monitoring and attending conferences held by real estate, finance and economic industry leaders and authorities. Understanding continually changing geo-political landscape which impacts the real estate market sector, management believes and practices continued education by attending symposiums, conferences and industry meetings so as to shed light upon what may impact our core business now and for the short foreseeable future of what may impact our business model and hence impact shareholder value.

Liquidity and Capital  Resources

7.	Please revise your disclosure to clarify the source of the unrestricted cash of $1,650 as of December 31, 2009 and $6,769 as of October 31, 2010.

The unrestricted cash was received from the sale of stock to our officers and directors for a total of $10,000 and from shareholder loans totaling $19,500. Please see “Management’s Discussion and Analysis” for more information regarding our sources of cash.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 26, 2011

Financial Statements General

8.	Please update your financial statements in accordance with Rule 8-08 of Regulation s-x.

Our financial statements have been updated.

Exhibit Index, page 45

9,
We note your response to comment 18 of our comment letter dated November 4, 2010. Please file the execution version of the promissory note or advise. Additionally, please file the promissory notes for each of the officers.

We have filed the executed promissory notes as EXHIBIT 10.1

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

10.
We note the date of the accountants' report relating to the financial statements as of December 31, 2009 indicated in your accountants' consent is inconsistent with the date of your accountants' report on page F-10. Please revise to clarify this apparent conflict.

We have updated this accordingly.

Thank you for your time. Please let us know when we may file for acceleration. We believe that we have satisfied all of the Commission’s comments.

Sincerely,

/s/ Jillian Sidoti
Jillian Sidoti
Counsel